FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* RUCKRIEGEL, ROBERT L	2. Issuer Name and Ticker or Trading Symbol GERMAN AMERICAN BANCORP GABC		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 14 KEYSTONE CT	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Year 12/2002
(Street) JASPER, IN 47546		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
COMMMON STOCK	6/3/02		A	876	A	$16.45		D
COMMMON STOCK	8/20/02		J	30600(4)	A			D
COMMMON STOCK	8/20/02		J	29600(4)	A			I	BY SPOUSE
COMMMON STOCK	8/20/02		J	60200(4)	D			I	RUCKRIEGEL ASSOC. # 1 LP
COMMMON STOCK	10/23/02		J	31400(4)	A		66538.5487(1)	D
COMMMON STOCK	10/23/02		J	29900(4)	A		157399.3805(1)	I	BY SPOUSE
COMMMON STOCK	10/23/02		J	61300(4)	D		22360.6521(1)	I	RUCKRIEGEL ASSOC. # 1 LP
COMMMON STOCK							109597.9252(1)	I	RUCKRIEGEL ASSOC. # 2 LP
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Non-Employee Director Stock Option (Right to Buy	$16.45	6/3/02		A	1000(2)		6/3/02	6/3/12	COMMON STOCK	1000		1050(3)	D

Explanation of Responses:

(1) Reflects additional shares acquired pursuant to a five percent stock dividend to shareholders of record November 30, 2002 and payable on December 15, 2002 as well as shares allocated pursuant to a dividend reinvestment program
(2) Options granted under the German American Bancorp 1999 Long Term Equity Incentive Plan
(3) Reflects additional shares acquired pursuant to a five percent stock dividend to shareholders of record November 30, 2002 and payable on December 15, 2002. The exercise price is adjusted also in connection with the five percent stock dividend to a price of $15.67.
(4) Transfer of shares from Ruckriegel Associates # 1 LP , a limited partnership of which Mr. Ruckriegel and his spouse are the sole partners.

By: /s/ ROBERT L RUCKRIEGEL **Signature of Reporting Person	1/28/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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